U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended March 31, 2000
                                                 --------------










                         GPU, Inc. (File No. 074-00023)
--------------------------------------------------------------------------------
                      (Name of Registered Holding Company)


                  300 Madison Avenue, Morristown, NJ 07962-1911
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                    GPU, Inc.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                  For the quarterly period ended March 31, 2000
                                                 ---------------



                               Table of Contents
                               -----------------

  Item
   No.                   Title                                           Page
  -----    --------------------------------------------                  ----

    1      Organization Chart                                              1

    2      Issuances and Renewals of Securities and

           Capital Contributions                                           3

    3      Associate Transactions                                          4

    4      Summary of Aggregate Investment                                 7

    5      Other Investments                                               8

    6      Financial Statements and Exhibits:

               A - Financial Statements                                    9

               B - Exhibits                                               10

               C - Certificate of GPU, Inc.                               11

           Signature                                                      12










  Note:  All dollar amounts shown in this Form U-9C-3 are expressed in thousands
  ----   except for the amounts presented in the financial  statements  (Exhibit
         A), which are expressed in whole dollars.



                                            ITEM 1 - ORGANIZATION CHART

                                           Energy (ERC)
                                           or Gas (GRC)         Date of        State of      Percentage of Voting     Nature of
    Name of Reporting Company           Related Company      Organization    Organization    Securities Held **       Business
----------------------------------      ----------------     ------------    ------------   --------------------      ----------

GPU, Inc. (a)
---------

GPU Advanced Resources, Inc.                   ERC              09/13/96        Delaware          100.0%                   (b)

GPU International, Inc. (a)
-----------------------

Elmwood Energy Corporation                     ERC              02/13/87        New Jersey        100.0                 (c),(d)
  Prime Energy Limited Partnership             ERC              05/08/86        New Jersey         50.0                    (d)
Geddes II Corporation                          ERC              06/24/98        Delaware          100.0                    (c)
Geddes Cogeneration Corporation                ERC              03/23/89        New York          100.0                    (c)
  Onondaga Cogeneration Limited
  Partnership                                  ERC              06/08/88        New York          100.0                    (b)
EI Selkirk, Inc.                               ERC              10/31/94        Delaware          100.0                    (c)
 Selkirk Cogeneration Partners
  Limited Partnership                          ERC              06/06/90        Delaware           19.2                    (d)
NCP Energy, Inc.                               ERC              11/21/89        California        100.0                    (c)
  Syracuse Orange Partners L.P.                ERC              04/02/91        Delaware            4.9                     *
NCP New York, Inc.                             ERC              07/09/93        Delaware          100.0                     *
NCP Brooklyn Power, Inc.                       ERC              07/09/93        Delaware          100.0                     *
NCP Gem, Inc.                                  ERC              05/23/91        Delaware          100.0                    (c)
NCP Lake Power, Inc.                           ERC              05/23/91        Delaware          100.0                 (c),(d)
  Lake Investment, L.P.                        ERC              05/23/91        Delaware          100.0                    (c)
    Lake Cogen, Ltd.                           ERC              03/13/91        Florida            49.9 (g)                (d)
NCP Pasco, Inc.                                ERC              05/23/91        Delaware          100.0                    (c)
NCP Dade Power, Inc.                           ERC              05/23/91        Delaware          100.0                  (c),(d)
  Dade Investment, L.P.                        ERC              05/23/91        Delaware          100.0                    (c)
    Pasco Cogen, Ltd.                          ERC              03/13/91        Florida            49.9                    (d)
NCP Houston Power, Inc.                        ERC              12/02/93        Delaware          100.0                  (c),(d)
NCP Perry, Inc.                                ERC              12/02/93        Delaware          100.0                    (c)
  Mid-Georgia Cogen, L.P.                      ERC              12/03/93        Delaware           50.0                    (d)
EI Services, Inc.                              ERC              10/07/93        Delaware          100.0                    (d)
NCP Ada Power, Inc.                            ERC              07/31/93        California        100.0                     *
Umatilla Groves, Inc.                          ERC              06/17/92        Delaware          100.0                     *
NCP Commerce Power, Inc.                       ERC              08/31/93        California        100.0                     *
Armstrong Energy Corporation                   ERC              07/14/88        New Jersey        100.0                     *
  AEC/REF Fuel, Limited Partnership            ERC              12/22/89        Pennsylvania      100.0                     *
EI Fuels Corporation                           ERC              08/09/90        Delaware          100.0                    (e)
GPU Solar, Inc.                                ERC              07/09/97        New Jersey         50.0                    (f)
GPUI Lake Holdings, Inc.                       ERC              03/03/97        Delaware          100.0                     *
GPU Generation Services - Lake, Inc.           ERC              04/05/99        Delaware          100.0                    (d)*
GPU Generation Services - Pasco, Inc.          ERC              04/05/99        Delaware          100.0                    (d)


*    Inactive.
**   Sets forth the percentage of voting securities held directly or indirectly by GPU,
     Inc. or GPU International, Inc. (GPUI), as applicable.

(a) These GPU system companies hold securities directly or indirectly in the energy-related companies set below their names. GPUI is a wholly owned subsidiary of GPU, Inc.

(b) This subsidiary was formed to engage in energy services and retail energy sales.

(c) These energy-related companies hold securities in other energy-related companies.

(d) These subsidiaries participate in some or all aspects of promoting, developing, owning, managing and/or operating qualifying facilities, as defined in the Public Utility Regulatory Policies Act of 1978.

(e)  This subsidiary provides fuel management services.

(f) This subsidiary is involved in the development and commercialization of photovoltaics.

(g) In June 1997, GPUI acquired an additional 50% limited partnership interest in Lake Cogen, Ltd. (Lake) which was assigned and transferred to New Lake Corp. (New Lake), an unaffiliated company, for a promissory note. GPUI has indemnified New Lake against all claims and liabilities incurred relating to the operations of Lake. In turn, New Lake has agreed to sell its interest in Lake to a purchaser yet to be designated by GPUI. Based on this, Lake and New Lake are included as consolidated entities in GPUI's financial statements.

            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------

     None.



     ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                Type of     Principal                                 Company to    Collateral    Consideration
                               Security    Amount of        Issue or     Cost of     whom Security  Given with     Received
Company Issuing Security        Issued      Security        Renewal      Capital       was Issued   Security     for Each Security
------------------------       --------    ----------       --------     --------    -------------  -----------  -----------------

          None.





 Company Contributing                Company Receiving        Amount of Capital
       Capital                            Capital               Contribution
 --------------------                -----------------        -----------------
         None.





Note:   The  information  provided in Item 2 presents  the  activities  of the
-----   reporting period only.



                                        3




                         ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate
         Companies



                                                                                                                Total
     Reporting Company                  Associate Company                                                       Amount
     Rendering Services                 Receiving Services              Types of Services Rendered              Billed
--------------------------    -------------------------------           -----------------------------           --------
EI Services, Inc.               Mid-Georgia Cogen, L.P.                 Operations management                   $xxx (1)

NCP Houston Power, Inc.         Mid-Georgia Cogen, L.P.                 Accounting and administration           xxx (1)

EI Fuels Corporation            Mid-Georgia Cogen, L.P.                 Fuel supplies and management            xxx (1)
                                                                        services

NCP Lake Power, Inc.            Lake Cogen, Ltd.                        Accounting, administration and          xxx (1)
                                                                        operations and maintenance O&M)
                                                                        management

NCP Dade Power, Inc.            Pasco Cogen, Ltd.                       Administration                          xxx (1)

Geddes Cogeneration             Onondaga Cogeneration Limited           Accounting, administration and          xxx (1)
Corporation                     Partnership                             O&M management

Elmwood Energy Corporation      Prime Energy Limited Partnership        Accounting and administration           xxx (1)

GPU Generation Services -       Pasco Cogen, Ltd.                       O&M services                            xxx (1)
Pasco, Inc.


Notes: The information provided in Item 3 presents the activities of the ----- reporting period only. The amounts required under the caption "Total
        Amount Billed" are being filed pursuant to request for confidential treatment.

    (1) The amounts shown represent negotiated contractual rates billed in accordance with the applicable service contracts filed under Item 6.



                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies



                                                                                                       Total
     Associate Company             Reporting Company                                                   Amount
    Rendering Services             Receiving  Services         Types of Services Rendered              Billed
----------------------     ------------------------------     ----------------------------            ------

GPU International, Inc.    Prime Energy Limited Partnership   O&M management                           $xxx

GPU International, Inc.    EI Services, Inc.                  Operations management for                 xxx (1)
                                                              Mid-Georgia Cogen, L.P.

GPU International, Inc.    NCP Houston Power, Inc.            Accounting and administration for         xxx (1)
                                                              Mid-Georgia Cogen, L.P.

GPU International, Inc.    NCP Lake Power, Inc.               Accounting, administration                xxx (1)
                                                              and O&M management for Lake Cogen, Ltd.

GPU International, Inc.    NCP Dade Power, Inc.               Administration for Pasco
                                                              Cogen, Ltd.                               xxx (1)

GPU International, Inc.    Onondaga Cogeneration Limited      O&M management                            xxx (1)
                           Partnership

GPU International, Inc.    Geddes Cogeneration Corporation    Accounting and administration for         xxx (1)
                                                              Onondaga Cogeneration Limited
                                                              Partnership

GPU International, Inc.    Elmwood Energy Corporation         Accounting and administration for         xxx (1)
                                                              Prime Energy Limited Partnership

GPU International, Inc.    NCP Energy, Inc.                   Accounting and administration for         xxx (1)
                                                              Syracuse Orange Partners L.P.

GPU International, Inc.    GPU Solar, Inc.                    Management, marketing and technical       xxx (1)
                                                              expertise for GPU Solar, Inc.






                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies
          (Continued)


                                                                                                        Total
     Associate Company             Reporting Company                                                    Amount
    Rendering Services             Receiving Services         Types of Services Rendered                Billed
-------------------------  --------------------------------   --------------------------                ------

GPU International, Inc.    GPU Advanced Resources, Inc.       Certain general and  administrative      $xxx (1)
                                                              services for GPU Advanced Resources,
                                                              Inc.

Metropolitan Edison        GPU Advanced Resources, Inc.       Certain general and administrative        xxx (2)
Company                                                       services for GPU Advanced Resources,
                                                              Inc.

GPU Service, Inc.          GPU Advanced Resources, Inc.       Legal and certain general and             xxx (3)
                                                              administrative services for
                                                              GPU Advanced Resources, Inc.


Notes:  The  information  provided in Item 3 presents the  activities of the
----- reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

(1) The amounts shown include overhead charges applied, at a rate of 160%, to employee salaries billed for services rendered. No capital costs were charged.

(2) The amounts shown include overhead charges applied, at a rate of 36.78%, to employee salaries billed for services rendered. No capital costs were charged.

(3) The amounts shown include overhead charges applied, at a rate of 37.04%, to employee salaries billed for services rendered. No capital costs were charged.



                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  March 31, 2000                    $11,183,444                   Line 1
                                                    --------------
   Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                   1,677,517                   Line 2
     Greater of $50 million or line 2                                                               $1,677,517      Line 3

     Total current aggregate investment:
     (categorized by major line of energy-related business)
        Ownership and operation of qualifying  facilities (Category VIII)                  31,106
        Energy  services  and  retail  energy  sales  (Category  V)                        25,900
        Fuel  management services (Category IX)                                                -
        Operations and maintenance  services   (Category  VII)                                 -
        Development  and  commercialization  of  photovoltaics (Category II)                  450
                                                                                       ----------
             Total current aggregate investment                                                         57,456      Line 4
                                                                                                        ------

     Difference between the greater of $50 million or 15% of capitalization  and the total aggregate investment of the registered holding company
          system (line 3 less line 4)                                                               $1,620,061      Line 5
                                                                                                    ==========




Notes: The caption "Total average consolidated capitalization" includes total ----- common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

        The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.



                           ITEM 5 - OTHER INVESTMENTS

                                                Aggregate Investment as of         Change in Investments        Reason for Change
Major Line of Energy-Related Business             December 31, 1999                During  Reporting Period     in Investments
-------------------------------------           --------------------------         ------------------------     ----------------
Ownership and operation of qualifying
    facilities (Category VIII)                          $151,790 *                      $    -                    No change.


Energy services and retail energy
  sales (Category V)                                      25,900                             -                    No change.


Fuel management services (Category IX)                       **                              -                    No change.

Operations and maintenance
  services (Category VII)                                    **                              -                    No change.


Development and commercialization of
  photovoltaics (Category II)                                450                             -                    No change.




* The caption "Aggregate Investment as of December 31, 1999" includes $120,684 that was invested or committed to be invested in energy-related companies, prior to the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary thereof. The $120,684 includes a reduction of $16,500 for dividends paid to GPU, Inc. by GPU International.



**   The  amounts  invested  in  such   energy-related   companies,   which  are
     immaterial,   have  subsequently  been  reinvested,  and  are  included  in
     "Ownership and operation of qualifying facilities (Category VIII)."

                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS



A.  Financial Statements
    --------------------

A-1 Financial statements of GPU Advanced Resources, Inc. for the quarter ended March 31, 2000.

A-2 Financial statements of Elmwood Energy Corporation for the quarter ended March 31, 2000 - filed pursuant to request for confidential treatment.

A-3 Financial statements of Prime Energy Limited Partnership for the quarter ended March 31, 2000 - filed pursuant to request for confidential treatment.

A-4 Financial statements of Geddes Cogeneration Corporation for the quarter ended March 31, 2000 - filed pursuant to request for confidential treatment.

A-5 Financial statements of Onondaga Cogeneration Limited Partnership for the quarter ended March 31, 2000 - filed pursuant to request for confidential treatment.

A-6 Financial statements of NCP Energy, Inc. for the quarter ended March 31, 2000 - filed pursuant to request for confidential treatment.

A-7 Financial statements of NCP Lake Power, Inc. for the quarter ended March 31, 2000 - filed pursuant to request for confidential treatment.

A-8 Financial statements of NCP Dade Power, Inc. for the quarter ended March 31, 2000 - filed pursuant to request for confidential treatment.

A-9 Financial statements of NCP Houston Power, Inc. for the quarter ended March 31, 2000 - filed pursuant to request for confidential treatment.

A-10 Financial statements of Mid-Georgia Cogen, L.P. for the quarter ended March 31, 2000 - filed pursuant to request for confidential treatment.

A-11 Financial statements of EI Services, Inc. for the quarter ended March 31, 2000 - filed pursuant to request for confidential treatment.

A-12 Financial statements of GPU Solar, Inc. for the quarter ended March 31, 2000 - filed pursuant to request for confidential treatment.

A-13 Financial statements of EI Fuels Corporation for the quarter ended March 31, 2000 - filed pursuant to request for confidential treatment.

A-14 Financial statements of Geddes II Corporation for the quarter ended March 31, 2000 - filed pursuant to request for confidential treatment.

A-15 Financial statements of GPU Generation Services - Pasco, Inc. for the quarter ended March 31, 2000 - filed pursuant to request for confidential treatment.

B.  Exhibits

    Contracts Required by Item 3
    -----------------------------

B-1 Contract between EI Services, Inc. and Mid-Georgia Cogen, L.P. to provide operations management services - incorporated by reference to Exhibit B-1 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-2 Contract between NCP Houston Power, Inc. and Mid-Georgia Cogen, L.P. to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-2 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-3 Contract between NCP Lake Power, Inc. and Lake Cogen, Ltd. to provide accounting, administrative and operations and maintenance (O&M) management services (included in partnership agreement) - incorporated by reference to Exhibit B-3 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-4 Contract between NCP Dade Power, Inc. and Pasco Cogen, Ltd. to provide administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-5 Contract between Geddes Cogeneration Corporation and Onondaga Cogeneration Limited Partnership to provide accounting, administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-5 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-6 Contract between Elmwood Energy Corporation and Prime Energy Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-9 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-7 Contract between GPU International, Inc. and Prime Energy Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-10 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-8 Contract between GPU International, Inc. and Onondaga Cogeneration Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-11 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B-9 Contract between GPU International, Inc. and GPU Solar, Inc. to provide management, marketing and technical expertise services - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1997.

B-10 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.

    --------

B-11 Contract between EI Fuels Corporation and Mid-Georgia Cogen, L.P. to provide fuel supplies and management services - incorporated by reference to Exhibit B-14 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1998.

B-12 Contract between GPU Generation Services - Pasco, Inc. and Pasco Cogen, Ltd. to provide O&M services - incorporated by reference to Exhibit B-15 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1999.



Note: Services rendered by GPU International, Inc. to EI Services, Inc., NCP Houston Power, Inc., NCP Lake Power, Inc., NCP Dade Power, Inc., Geddes Cogeneration Corporation, Elmwood Energy Corporation, NCP Energy, Inc. and GPU Advanced Resources, Inc., and services rendered by Metropolitan Edison Company to GPU Advanced Resources, Inc. are provided pursuant to oral arrangements and no written agreements exist.



C.  Certificate of GPU, Inc.
    ------------------------

                                    SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                              GPU, INC.


May 25, 2000
                              By /s/ P. E. Maricondo
                                 -------------------
                                 P. E. Maricondo,
                                 Vice President and Comptroller
                                 (principal accounting officer)